FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material fact dated November 8, 2010.

MATERIAL FACT ANNOUNCEMENT
Banco Santander informs that, after the recent implementation of the “Santander Dividendo Elección” program, the results of which were disclosed by means of a material fact announcement made on 2 November 2010 (registry number 132,476), it is envisaged to implement again such program on the dates on which the third interim dividend is traditionally paid. Thus, subject to the Executive Committee of Banco Santander’s prior resolution, shareholders shall have the possibility to choose whether to receive cash or new shares on such dates.
The envisaged timeline for the execution of the free-of-charge capital increase approved on June 11, 2010 by Santander’s Ordinary Shareholders’ Meeting under section seven B) of its agenda, which capital increase serves as an instrument for the implementation of the “Santander Dividendo Elección” program, is as follows1:
•	13 January 2011. Communication of the number of rights needed to receive one share and of the final price of the right-purchase commitment.
•	14 January 2011 (23:59 hours CET). Record date for the granting of rights.
•	17 January 2011. Commencement of the rights trading period. Santander shares start trading ex-coupon.
•	28 January 2011. Last date to request remuneration in cash (sale of rights to Grupo Santander).
•	31 January 2011. End of the trading period of the rights. Acquisition of rights by Grupo Santander from those shareholders who have requested cash.
•	3 February 2011. Payment of cash to shareholders who have so requested.
•
8 February 2011. Commencement of the ordinary trading of the new shares in the Spanish Stock Exchanges, subject to the necessary authorizations having been granted[2]. Shareholders who have opted for new shares have them delivered.

Boadilla del Monte (Madrid), November 8, 2010

[1]
The term for the acceptance of the right-purchase commitment and the envisaged payment date for those shareholders who request cash may not be coincidental with those set out above in respect of those shareholders holding Santander shares in the various foreign stock exchanges in which the Bank is listed.

[2]	Admission to listing of the new shares in the foreign stock exchanges where the Bank is listed shall also be requested.
Banco Santander, S.A. — Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER — R. M. de Santander, Hoja 286, Folio 64, Libro 5o de Sociedades, Inscripción 1a. C.I.F. A-39000013

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: November 8th, 2010	By:	/s/ José Antonio Álvarez

		Name:	José Antonio Álvarez
		Title:	Executive Vice President